UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2020 Annual General Meeting of International Game Technology PLC

On June 25, 2020, International Game Technology PLC (NYSE:IGT) (the "Company") held its annual general meeting of shareholders (the “2020 AGM”). At the 2020 AGM, 20 matters were considered and acted upon, including ten matters consisting of the continued appointment of ten members of the board of directors of the Company, while the CEO's three-year term will expire on the date of the 2021 annual general meeting of shareholders. The results of the voting, including the number of votes case for and against and abstentions, are set forth in Exhibit 99.1 which is being furnished herewith.

Resolution 20 adopted new articles of association of the Company (the “New Articles”) removing provisions relating to authority of the Company to purchase its own shares, and referencing annual general meeting requirements under the relevant legislation instead of tracking the language of the Companies Act 2006. The New Articles are furnished herewith as Exhibit 99.2.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	Results of Annual General Meeting, held June 25, 2020
99.2	Articles of Association of International Game Technology PLC, adopted June 25, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	Results of Annual General Meeting, held June 25, 2020
99.2	Articles of Association of International Game Technology PLC, adopted June 25, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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